UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Rewards Network Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $0.02 par value
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(Title of Class of Securities)

893767103
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(CUSIP Number)

Marc D. Hauser, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3281
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2008

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 893767103	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock, L.L.C. FEIN 36-4156890

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 3,796,667

OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 3,796,667
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

3,796,667

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

14.1% (1)
_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 26,951,798 shares of Common Stock outstanding as of May 5, 2008, as reported in the Form 10-Q of the Issuer for the period ended March 31, 2008.

CUSIP No. 893767103	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (00) Investors, L.L.C. FEIN 36-4345573

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 405,479

OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 405,479
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

405,479

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

1.5% (1)
_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 26,951,798 shares of Common Stock outstanding as of May 5, 2008, as reported in the Form 10-Q of the Issuer for the period ended March 31, 2008.

CUSIP No. 893767103	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (05-07) Investors, L.L.C. FEIN 20-2062590

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 1,854,300
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 1,854,300
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

1,854,300

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

6.9% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 26,951,798 shares of Common Stock outstanding as of May 5, 2008, as reported in the Form 10-Q of the Issuer for the period ended March 31, 2008.

CUSIP No. 893767103	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (08-10) Investors, L.L.C. FEIN 20-8871414

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 786,296
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 786,296
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

786,296

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

2.9% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 26,951,798 shares of Common Stock outstanding as of May 5, 2008, as reported in the Form 10-Q of the Issuer for the period ended March 31, 2008.

CUSIP No. 893767103	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C. FEIN 36-4150443

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 6,842,742

OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 6,842,742
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

6,842,742

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

25.4% (1)
_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 26,951,798 shares of Common Stock outstanding as of May 5, 2008, as reported in the Form 10-Q of the Issuer for the period ended March 31, 2008.

CUSIP No. 893767103	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, LLC FEIN 36-4268733

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Illinois

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 6,970,042

OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 6,970,042
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

6,970,042

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

25.9% (1)
_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 26,951,798 shares of Common Stock outstanding as of May 5, 2008, as reported in the Form 10-Q of the Issuer for the period ended March 31, 2008.

CUSIP No. 893767103	SCHEDULE 13D/A

This Amendment No. 16 to Schedule 13D relates to the common stock, par value $0.02 per share ("Common Stock"), of Rewards Network, Inc., a Delaware corporation located at Two North Riverside Plaza, Suite 950, Chicago, Illinois 60606 (the "Issuer"). Items 2, 3 and 5 of the Schedule 13D are hereby amended as follows:

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement is being filed by the following beneficial owners of Common Stock: Samstock, L.L.C., a Delaware limited liability company ("Samstock"); EGI-Fund (00) Investors, L.L.C., a Delaware limited liability company ("Fund 00"); EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company ("Fund 05-07"); EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company ("Fund 08-10"); SZ Investments, L.L.C., a Delaware limited liability company ("SZI"); and Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"). Samstock, Fund 00, Fund 05-07, Fund 08-10, SZI and Chai Trust are sometimes collectively referred to herein as the "Reporting Persons".

The officers of each of Samstock, Fund 00, Fund 05-07, Fund 08-10, SZI are as follows:

Samuel Zell	President; President and Chairman of Equity Group Investments, L.L.C. ("EGI")
William C. Pate	Vice President; Chief Investment Officer of EGI
Philip Tinkler	Treasurer; Chief Operating Officer and Chief Financial Officer of EGI

SZI is the managing member of each of Samstock, Fund 00, Fund 05-07 and Fund 08-10. SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the "Trusts"). The trustee of each of the Trusts is Chai Trust. The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Senior Advisor to EGI
Bert Cohen	Managing Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830
Kellie Zell Harper	Managing Director of Chai Trust. Mrs. Zell also works as a homemaker.
Leah Zell Wanger	Managing Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603
JoAnn Zell Gillis	Managing Director of Chai Trust. Mrs. Zell Gillis is a physician
Matthew Zell	Managing Director of Chai Trust and an employee of EGI
Robert M. Levin

Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI

The business address of each Reporting Person, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:

On July 24, 2008, Fund 08-10 purchased 786,296 shares of Common Stock in a negotiated transaction at a price of $3.75 per share, for total proceeds of $2,948,610.00, and on July 25, 2008, Fund 08-10 purchased 127,300 shares of Common Stock in a negotiated transaction at a price of $4.05 per share, for total proceeds of $515,565.00 (collectively, the "July 2008 Purchases")

ITEM 5.      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in their entirety as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there were 26,951,798 shares of Common Stock outstanding as of May 5, 2008, as reported in the Form 10-Q of the Issuer for the period ended March 31, 2008.

Based upon the foregoing, after giving effect to the July 2008 Purchases, (i) the 3,896,667 shares of Common Stock beneficially owned by Samstock represent approximately 14.1% of the issued and outstanding Common Stock; (ii) the 405,479 shares of Common Stock beneficially owned by Fund 00 represent approximately 1.5% of the issued and outstanding Common Stock; (iii) the 1,854,300 shares of Common Stock beneficially owned by Fund 05-07 represent approximately 6.9% of the issued and outstanding Common Stock; (iii) the 913,596 shares of Common Stock beneficially owned by Fund (08-10) represent approximately 3.4% of the issued and outstanding Common Stock; and (iv) the aggregate 6,970,042 shares of Common Stock beneficially owned by SZI and Chai Trust represent approximately 25.9% of the issued and outstanding Common Stock.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than an EGI Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Stockholders.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 24, 2008

SZ INVESTMENTS, L.L.C.
SAMSTOCK, L.L.C.

EGI-FUND (00) INVESTORS, L.L.C.

EGI-FUND (05-07) INVESTORS, L.L.C.
EGI-FUND (08-10) INVESTORS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ JAMES G. BUNEGAR
-------------------------------------
Name: James G. Bunegar
Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission July be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)